August 11, 2010

VIA EDGAR AND UPS

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Amit Pande
Accounting Branch Chief

Re:	Tower Bancorp, Inc.
Form 10-K for the fiscal year ended December 31, 2009
Form 10-Q for the quarterly period ended March 31, 2010
File No. 001-34277

Ladies and Gentlemen:

On behalf of Tower Bancorp, Inc (the “Company”), this letter responds to the comments contained in the Commission’s July 28, 2010 letter to Mark S. Merrill, the Executive Vice President and Chief Financial Officer of the Company with respect to the above-referenced filings. For convenience of reference, we have included in italics each of the Commission’s numbered comments followed by the Company’s response to that comment.

On August 9, 2010, the Company filed its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010. To the extent the Commission’s comments relate to the information included in Form 10-Q reports, the Company has included the information described in its responses in such Form 10-Q.

Form 10-K for the fiscal year ended December 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Asset Quality Ratios, page 29

1.

We note your presentation of the “allowance for loan losses to non-performing loans” and the “allowance for credit losses to non-performing loans”. Please tell us the amount of the allowance included in the numerator that is allocated to types of loans that are excluded from non-performing loans in the denominator (e.g., SOP 03-3 loans, etc). If the impact to the ratio is significant, please provide us with, and enhance your disclosure in future filings to include, quantification of the amount

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August 11, 2010

of the allowance allocated to loan types that are not included in the nonperforming loans denominator. Similarly, in the event that the accounting related to your purchased loans has a material impact on any other credit quality ratios and trends, please ensure that your disclosure quantifies the impact and explains that certain ratios may not be comparable across quarters or years or comparable to other portfolios that were not impacted by purchase accounting.

Response:

The numerator in the ratios of the “allowance for loan losses to non-performing loans” and the “allowance for credit losses to non-performing loans” contains no amount of allowance related to the loans excluded from the non-performing loans in the denominator. The excluded loans are those loans that were considered impaired at the time of acquisition and, therefore, have been accounted for in accordance with ASC 310-30. As such, the Company recorded these loans at their fair value at the time of acquisition, which was a discount to their carrying basis based on expected future cash flows. No allowance for loan losses was required for these loans at the time of acquisition since they had been recorded at their realizable value. The Company has not recorded any additional allowance related to these loans since their acquisition. The Company does not consider the purchased impaired loans to be non-performing loans since these loans are currently performing at or above the cash flow expectations for each respective loan at the acquisition date. In the event that these loans deteriorate in their performance to a level greater than anticipated at the acquisition date, the Company, at that time, would consider these loans to be non-performing and would include those non-performing loans in the aforementioned ratio calculations as well as other relevant ratios. Based on the foregoing, the Company believes that the exclusion of the purchased impaired loans from the relevant credit quality ratios does not impact such ratios or any other credit quality ratios and trends.

In the event that the Company’s accounting for purchased loans would have a material impact on credit quality ratios and trends, the Company will enhance its disclosures in future filings to quantify the impact and provide explanations that certain ratios may not be comparable across quarters or years or comparable to other portfolios that have not been impacted by purchase accounting.

2.	As a related matter, please clarify whether you classify a portion of the purchased credit-impaired loans as nonperforming once you determine an allowance for loan losses is necessary for this portfolio, and if not, please tell us why.

Response:

As indicated in the response to Comment 1 above, the Company has determined that no allowance for loan losses is currently necessary for the portfolio of purchased impaired loans and no portion of these loans has been classified as non-performing. In the event that any of these loans deteriorate in their performance to a level greater than their anticipated cash flow at the acquisition date, the Company, at that time, would classify the carrying amount of such loan(s) as non-performing and determine an appropriate allowance for loan losses accordingly.

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Non-performing assets, page 30

3.	We note the significant increase in impaired loans from $552 thousand with no specific allowance at September 30, 2009 to $10.9 million with a $451 thousand specific allowance at December 31, 2009. Please provide us with, and revise future filings to include, a robust discussion of the specific factors that contributed to the amount and timing of this increase in impaired loans. To the extent that the significant changes in your impaired loans were due to a few large credits or a large number of small credits, please discuss that fact. Further, please discuss the reasons that your specific allowance has not proportionately followed the levels of your impaired loans.

Response:

At September 30, 2009, the Company’s disclosure of impaired loans did not include as impaired such loans that have sufficient collateral to fully recover the principal outstanding plus interest accrued but would otherwise be considered impaired. At December 31, 2009, the Company revised its disclosure pursuant to ASC 310-10-35 to include as impaired loans any loan for which principal and interest were not expected to be collected by the Company in accordance with the contractual terms of the respective loan. Based on this revision, the Company’s disclosure of impaired loans at December 31, 2009 includes all loans for which the Company had stopped accruing interest and all loans deemed to be impaired at the time of purchase, while the impaired loan total at September 30, 2009 may not have included all such loans. If the method for identifying impaired loans at September 30, 2009 had been consistent with the method used to identify impaired loans at December 31, 2009, the Company would have identified total impaired loans of $13.9 million at such date, compared with $10.9 million at December 31, 2009. The revision in the Company’s identification of impaired loans only impacted the amount of loans disclosed as “impaired” and did not have any impact on the amount of “non-performing” loans or on the allowance for loan losses, nor did it effect the Company’s balance sheet or results of operations as presented in its Consolidated Financial Statements.

The Company will include in future filings a comprehensive discussion of the specific factors that contributed to the amount and timing of any material change in impaired loans.

The specific allowance has not proportionately followed the levels of disclosed impaired loans because the change in disclosure of impaired loans did not impact the underlying factors considered by the Company in determining a specific allowance, e.g., fair value of collateral, guarantees, cash flow, shortfall in contractual cash flows expected to be received, etc.

Loans, page 35

4.	Please provide us with, and revise future filings to include, an enhanced discussion of your loan portfolio including the types of loans within each category (e.g. commercial mortgage, commercial construction, home equity, automobile, etc), the type of collateral securing these loans, geographic

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August 11, 2010

concentrations, and the related underwriting policies and procedures for each of your major loan products.

Response:

The Company’s June 30, 2010 Form 10-Q includes and its future filings will include, within management’s discussion and analysis under the heading “Lending Activities,” the disclosure requested by the staff relating to the Company’s loan portfolio, substantially as presented in Exhibit 1 to this response letter. Additionally, the Company will include, in future filings beginning with its September 30, 2010 Form 10-Q, more detailed tabular disclosure of the amount of loan types within each category, including commercial real estate, commercial and industrial, etc.

5.	We note that your approximately 76% of your loan portfolio consisted of commercial loans at December 31, 2009. Given the relatively high level of credit risk typically associated with these types of lending products, please tell us and consider revising future filings to disclose the following information to the extent that you have a significant amount of construction loans within this loan category or others with interest reserves:

•	The amount of interest reserves recognized during the periods presented, the amount of capitalized interest recorded in your loan portfolio, and the amount of these loans that are non-performing;

Response:

At December 31, 2009, the Company’s loan portfolio included loans with interest reserves, including construction loans, totaling $35.6 million. The amount of interest reserves recognized as interest income during the year ended December 31, 2009 totaled $436,275 with the total amount of capitalized interest recorded at December 31, 2009 equaling $2,255,480.The amount of interest reserves recognized through the income statement represents approximately 0.77% of interest income, and 1.21% of net interest income for the year ended December 31, 2009. The amount of interest reserves capitalized at December 31, 2009 represents 0.20% of net loans, and 0.15% of total assets. All of the loans with interest reserves were considered to be performing loans at December 31, 2009.

•	Your policy for recognizing interest income on these loans;

Response:

Interest income for these loans is recognized in accordance with the contractual terms of the loan over their respective contractual lives. In situations where the contractual interest reserve becomes depleted, the guarantor of the loan will become responsible for the required payments under the loan contract.

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•	How you monitor the projects throughout their lives to make sure the properties are moving along as planned to ensure appropriateness of continuing to capitalize interest;

Response:

Projects financed by such loans are monitored by the Company’s credit department. The credit department orders inspections, funds advances, monitors interest reserves and monitors construction of all types of projects. This process alerts the credit department, including the Company’s Chief Credit Officer, of any projects progressing slower than anticipated. Any projects identified as having an elevated risk of loss are added to the Company’s credit watch list and monitored on a quarterly basis by the credit department and a management problem asset committee. The Company determines whether it should continue to capitalize interest as a result of this process. The credit department also formally reviews all projects at least annually as a part of our loan review process. There were no projects identified as having an elevated risk of loss on the Company’s credit watch list as of December 31, 2009.

•	Whether you have extended, renewed or restructured terms of the related loans and the reasons for the changes;

Response:

The Company has not extended, renewed or restructured terms of loans to provide additional interest reserves to a project during the periods presented. However, the Company has extended or renewed loans with respect to certain well-secured viable projects that have experienced delays in completion, in which case the loan principals or guarantors have been required to continue interest payments. The Company has not issued any renewal or extension deemed to be a troubled debt restructuring. In cases where extensions have been granted, the loan principals or guarantors have been evaluated globally to determine whether they have the ability to continue to service the interest expense. Current developer property schedules, personal financial information and tax returns all have been utilized to document the propriety of continuing to accrue interest.

•	Your underwriting process for these loans and any specific differences as compared to loans without interest reserves; and

Response:

The Company’s underwriting process for commercial loans with interest reserves and for commercial loans without interest reserves is substantially identical. Underwriting considerations for all types of commercial lending include, but are not limited to, the borrower’s debt service capacity, an evaluation of the collateral (e.g., LTV), and the financial strength and capacity of guarantors.

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•	Whether there were any situations where additional interest reserves were advanced to keep a loan from becoming nonperforming.

Response:

There have been no situations where additional interest reserves were advanced to keep a loan from becoming non-performing.

With respect to all matters addressed in Comment 5 above, the Company will consider revising future filings to disclose the requested information to the extent that the Company has a significant amount of construction or other loans with interest reserves.

6.	Please tell us and consider revising your future filings to disclose whether you have performed any commercial real estate (CRE) or other type of loan workouts whereby an existing loan was restructured into multiple new loans (i.e., A Note/B Note structure). To the extent that you have performed these types of workouts, please provide us with and revise your future filings to disclose the following:

•	Quantify the amount of loans that have been restructured using this type of workout strategy in each period presented.

•	Discuss the benefits of this workout strategy, including the impact on interest income and credit classification.

•

Discuss the general terms of the new loans and how the A note and the B note differ; particularly whether the A note is underwritten in accordance with your customary underwriting standards and at current market rates.

•	Clarify whether the B note is immediately charged-off upon restructuring.

•

Describe your nonaccrual policies at the time of modification and subsequent to the modification. Specifically disclose whether you consider the total amount contractually due in your non-accrual evaluation and how you consider the borrowers payment performance prior to the modification.

•	Confirm that the A note is classified as a troubled debt restructuring and explain your policy for removing such loans from troubled debt structuring classification.

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August 11, 2010

Response:

The Company has not performed any commercial real estate or other type of loan workouts whereby an existing loan was restructured into multiple new loans. The Company will consider revising future filings to provide this disclosure.

7.	Please tell us, and consider revising future filings to disclose, whether you have noticed an increase in any loan categories such as commercial loans or any other applicable loans, such as construction loans, that have been extended at maturity for which you have not considered the loans to be impaired due to the existence of guarantees. If so, please provide us with the following information and consider enhancing your disclosure in future filings accordingly:

•	The types of extensions being made, whether loan terms are being adjusted from the original terms, and whether you consider these types of loans as collateral-dependent;

•	To the extent you extend commercial loans at or near maturity at the existing loan rate due to the existence of a guarantee, tell us how you consider whether it is a troubled debt restructuring;

•

In detail, how you evaluate the financial wherewithal of the guarantor, addressing the type of financial information reviewed, how current and objective the information reviewed is, and how often the review is performed;

•	How you evaluate the guarantor’s reputation and willingness to work with you and how this translates into your determination of the ultimate provision or charge-off recorded;

•

How many times you have sought performance under the guarantee discussing the extent of the successes. As part of your response, discuss the decision making process you go through in deciding whether to pursue the guarantor and whether there are circumstances you would not seek to enforce the guarantee;

•	Quantify the dollar amount of commercial loans in which your carrying value is in excess of the appraised value but not considered impaired due to the existence of guarantees; and

•

When the impaired loan is carried at a value that is in excess of the appraised value due to the guarantee from the borrower, address in detail how you evaluate and determine the realizable value of the borrower guarantee. Specifically discuss the extent of your willingness to enforce the guarantee.

Response:

There have been no circumstances where the Company extended loans at maturity and has not considered the loans to be impaired due to the existence of guarantees. As described within the

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Company’s significant accounting policy for allowance for loan losses within Note 1 to the Consolidated Financial Statements included in the Company’s 2009 Form 10-K, a loan is considered impaired when, “based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement.” In accordance with this definition, the Company does not consider either the value of collateral or the presence of guarantees when determining whether a loan in considered to be impaired. Those factors, along with anticipated cash flows to be received from other sources, are considered in the Company’s evaluation of the level of specific reserve needed for the respective impaired loans. In situations where a loan is considered for an extension, the Company will generally not re-underwrite a loan with a collateral shortfall based on the presence of a guarantee. Rather, the Company will generally require additional pledged collateral to adequately secure any shortfall prior to extending the loan.

In the event that loans would be extended at maturity for which the Company has not considered the loans to be impaired due to the existence of guarantees, the Company will consider revising future filings to disclose an increase in any categories of loans that have been so effected.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 4-Loans, page 78

8.	Please tell us the amount of impaired loans for which there is a related allowance for credit losses determined in accordance with ASC 310-10-35 and the amount of that allowance and the amount of impaired loans for which there is no allowance for credit losses as of December 31, 2009 and March 31, 2010. In addition, please confirm that you will include these disclosures in all future filings beginning with your June 30, 2010 Form 10-Q. Refer to ASC 310-10-50-15.

Response:

As of December 31, 2009, there were $1.3 million of impaired loans for which there is a $451 thousand related allowance of credit losses as determined in accordance with ASC 310-10-35 and $9.6 million impaired loans with no related allowance for credit loss. As of March 31, 2010, there were $6.5 million of impaired loans for which there is a $1.6 million related allowance of credit losses as determined in accordance with ASC 310-10-35 and $10.4 million of impaired loans with no related allowance for credit loss.

The Company’s June 30, 2010 Form 10-Q includes, and its future filings will include, within the Notes to the Consolidated Financial Statements, the disclosure requested by the staff regarding the Company’s impaired loans.

9.

We note your disclosure on page 75 related to the merger of Graystone and the Company effective prior to the start of business on March 31, 2009 and specifically your disclosures surrounding the distressed loans that were determined to be within the scope of ASC 310-30, previously known as

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Statement of Position (SOP) 03-3. Please provide us with the disclosures required by ASC 310-30-50 as of December 31, 2009 and March 31, 2010 and confirm that you will include all of these disclosures in future filings beginning with your June 30, 2010 Form 10-Q.

Response:

The Company’s June 30, 2010 Form 10-Q includes, and its future filings will include, the disclosures required by ASC 310-30-50. Such disclosures as of December 31, 2009 and March 31, 2010 are attached hereto as Exhibit 2.

Note 5-Allowance for Loan Losses, page 78

10.	We note your disclosures on pages 44 and 66 of the December 31, 2009 Form 10-K describing your methodology for measuring loans for impairment and your disclosure on page 15 of the March 31, 2010 Form 10-Q that you had $16.9 million and $10.9 million of impaired loans at March 31, 2010 and December 31, 2009 with a specific valuation allowance of $2.0 million and $451 thousand, respectively. Please provide us with the following information and revise your future filings accordingly:

•	The amount and /or percentage of loans that were considered collateral dependent;

Response:

The amount of impaired loans considered to be collateral dependent totaled approximately $15.8 million and $10.9 million, or 93.6% and 99.4% of total impaired loans as of March 31, 2010 and December 31, 2009, respectively.

•

The amount of loans measured using each of the methodologies described on pages 44 and 66 of the December 31, 2009 Form 10-K (i.e., discounted cash flow model, loan’s observable market price or fair value of the underlying collateral if the loan is collateral dependent);

Response:

The impaired loans disclosed within each of the December 31, 2009 Form 10-K and the March 31, 2010 Form 10-Q contain loans acquired through the merger of Tower Bancorp, Inc. and Graystone Financial Corp. on March 30, 2009 deemed to be impaired at the time of acquisition. These loans were recorded using a discounted cash flow model in accordance with ASC 310-30 at the time of acquisition even though the Company considers these loans to be collateral dependent. The carrying amount of these loans at each of March 31, 2010 and December 31, 2009 was $6.2 million. The remaining balance of impaired loans, or $10.7 million at March 31, 2010 and $4.7 million at December 31, 2009, consists of loans deemed impaired in accordance with our accounting policy disclosed within the Company’s “Critical Accounting Policies” set forth in the Notes to its consolidated financial statements. At March 31, 2010, $9.6 million of impaired loans were measured using the fair value of underlying collateral and $1.1 million of impaired loans were measured using a discounted cash flow model. At December 31, 2009, $4.7

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million of impaired loans were measured using the fair value of underlying collateral and $68 thousand of impaired loans were measured using a discounted cash flow model.

•

As it relates to collateral dependent loans, a comprehensive discussion of the methods used to estimate the fair value. When describing the appraisal process, please address how often you obtain updated appraisals for your collateral and in the event you use automated valuation methodologies, procedures you perform to validate the results of these valuation methodologies in the event they are not based on current appraisal data;

Response:

Estimated fair values for collateral dependent loans (other than loans recorded in accordance with ASC 310-30) are derived from appraisals obtained from third party valuation experts. The Company does not use automated valuation methodologies when valuing these collateral dependent loans. At a minimum the Company receives annual appraisals on real estate collateral for all loans classified as substandard. These appraisals are reviewed on a quarterly basis by our credit department as part of our quarterly review of all criticized assets and downward adjustments to the appraised values will be made on a loan by loan basis should the quarterly credit quality review indicate circumstances warranting a reduction in this value. It is not typical for appraised values to be increased; rather if the Company believes that an increase in collateral value has occurred, a new appraisal will be obtained.

•

The approximate amount or percentage of impaired loans for which the Company relied on current third party appraisals of the collateral to assist in measuring impairment versus those for which current appraisals were not available;

Response:

The Company relied on current third party appraisals of the collateral to assist in measuring impairment versus those for which current appraisals were not available with respect to approximately $9.3 million at March 31, 2010 and $2.1 million at December 31, 2009, or 97% and 45% of impaired loans secured by real estate (other than loans recorded in accordance with ASC 310-30), respectively, on such dates.

•

The typical timing surrounding the recognition of a collateral dependent lending relationship and respective loans as nonperforming, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. In this regard, tell us if there have been any significant time lapses during this process;

Response:

Collateral dependent lending relationships and respective loans are considered nonperforming using the same criteria as non-collateral dependent loans. A commercial loan will be considered a non-performing loan when it becomes ninety days or more past due unless the loan is well

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secured and in the process of collection. Non-real estate consumer loans are charged-off at one hundred twenty days past due. Real estate consumer loans are placed on non-performing status when they become ninety days past due and the loan to value ratio exceeds 80%. Current appraisals are ordered when the loan becomes classified as substandard and typically take four to eight weeks for delivery of the appraisal. The Company recognizes provision or loan charge-offs in the period of discovery. Should the Company receive and evaluate information subsequent to the end of a reporting period but prior to a filing with the Commission, such information will be evaluated to determine the appropriate period in which a provision or charge-off should occur.

•	In more detail, the procedures you perform to monitor these loans between the receipt of an original appraisal and the updated appraisal;

Response:

The Company’s credit department conducts quarterly reviews of all criticized loans and lending relationships. These reviews include an analysis of loan to value ratios, debt service coverage ratios, reviews of financial statements and tax returns of the borrower and any guarantors, and updates provided by lenders, relationship managers and collection personnel, including, as appropriate, collateral and/or property inspections.

•

Whether you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable;

Response:

Loan charge-offs for collateral based loans are determined based on the fair value of the collateral as presented in the most current appraisal.

•

How you account for any partially charged-off loans subsequent to receiving an updated appraisal. In this regard, specifically tell us your policies regarding whether or not these loans return to performing or remain non-performing status, in addition to whether or not any of the terms of the original loans have been modified (e.g. loan extension, changes to interest rates, etc);

Response:

The Company’s policy is that non-performing loans will remain as non-performing until such time that the loan becomes current on all principal and interest payments due and remains current for a period of at least six months, regardless of the results of any updated appraisal. In the situation where the original terms of a loan have been modified, the Company would not consider the modified loans to be performing until the borrower demonstrates its performance under the modified terms for a period of at least six months.

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August 11, 2010

•

In the event that you do not use external appraisals to fair value the underlying collateral for impaired loans or in cases where the appraisal has not been updated to reflect current market conditions, please provide us with a comprehensive response which discusses your process and procedures for estimating the fair value of the collateral for these loans; and

Response:

External appraisals are utilized in determining the fair value of underlying collateral for impaired loans and updated appraisals are received at least annually.

•	For those loans you determined that no specific valuation allowance was necessary, the substantive reasons to support this conclusion.

Response:

The Company determined that no specific valuation allowance was necessary with respect to certain impaired loans at March 31, 2010 due to the fact that each of these specific loans was secured by collateral with a fair value in excess of the carrying amount of the loan.

In the event these policies vary by loan type, please consider providing disaggregated disclosures to explain your policy for measuring impairment. In addition, please provide similarly enhanced disclosure in your fair value footnote as it relates to these assets that are measured at fair value on a nonrecurring basis.

Response:

The Company’s policies relating to measuring impairment do not vary by loan type.

The Company’s June 30, 2010 Form 10-Q includes and future filings will include, within the appropriate “Loans” and “Fair Value Measurements” Notes to the Consolidated Financial Statements, enhanced disclosures requested by the staff related to the evaluation of the fair value of impaired loans.

11.

We note your presentation of the “allowance for credit losses” in various locations within your filing and your presentation of the ratio “credit loss reserve to total loans” and the ratio of “allowance for credit losses to non-performing loans” on page 29. These measures appear to be non-GAAP measures as defined by Regulation G and Item 10(e) of Regulation S-K as they are not required by GAAP, Commission Rules, or banking regulatory requirements. Please tell us how you are able to support that these non-GAAP measures are not prohibited from being presented in the notes to the financial statements and in the event you are unable to do so, please omit any such disclosure from your financial statements. To the extent you plan to provide these non-GAAP financial measures elsewhere in future filings with the Commission, please comply with all of the requirements in Item

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10(e) of Regulation S-K and consider using titles or descriptions of these non-GAAP measures that are not confusingly similar to GAAP titles.

Response:

The Company acknowledges that our presentation of the “allowance for credit losses” and related ratios constitute the presentation of non-GAAP measures as defined by Regulation G and Item 10(e) of Regulation S-K. As such, the Company’s June 30, 2010 Form 10-Q excludes, and future filings will exclude, all references to the allowance for credit losses from the Company’s notes to its consolidated financial statements. Additionally, the Company acknowledges the additional disclosure requirements regarding these measures when included within Management’s Discussion and Analysis of the Form 10-Q and any other public document. The Company’s June 30, 2010 Form 10-Q includes, and all future filings will include, the disclosures necessary to comply with all of the requirements as prescribed in Item 10(e) of Regulation S-K, and the Company has revised in its June 30, 2010 Form 10-Q and will revise in future filings the titles of these non-GAAP measures so that a reader of our financial information does not confuse them with similar GAAP measures.

Form 10-Q for the quarterly period ended March 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Loans Page 35

12.	We note your disclosure that the increase in non-accrual and impaired loans during the first quarter of 2010 was primarily due to one commercial relationship filing for Chapter 11 bankruptcy protection. Please provide us with, and revise future filings to disclose, the following:

•	An enhanced description of the borrower;

•	Any special circumstances surrounding this loan (e.g. in-market, out-of-market, whether you believe your security interest in the collateral was perfected, etc);

•	The amount of the allowance associated with this loan at December 31, 2009 and March 31, 2010;

•

A comprehensive analysis of this loan relationship including a timeline of events by quarter detailing its credit performance, including relevant payment history, which supports the timing of your classification as non-performing and impaired during the first quarter of 2010; and

•

How you determined the amount of provision associated with this loan relationship to record at each quarter end specifically identifying the triggering events and key information supporting the amounts recorded.

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Response:

The borrower is an in-market financing company that provides interim construction financing, secured by mortgages, for residential manufactured, modular, and site-built homes, which projects are located both within and outside of our primary market area. The total principal amount outstanding to this borrower is $5.0 million as of June 30, 2010. Our loan was to be secured by the assignment of loans and mortgages securing the loans extended by the borrower to third parties. Although we previously had reason to believe that our security interest in the collateral was perfected, the borrower has identified our interest as an unsecured non-priority claim on the basis that it was not properly perfected. The borrower’s obligations to us are also secured by guarantees given by its two principals.

At March 31, 2010, a specific reserve of $500,000 was recorded as part of the Company’s allowance for loan losses. Since the loan was current and performing at December 31, 2009 and the Company believed that it was fully secured at the time its 2009 Form 10-K was filed, no specific reserve was recorded or allocated to this loan at December 31, 2009.

Prior to the bankruptcy filing during the first quarter of 2010, the loan was performing. At March 31, 2010, the loan was 30 days past due and was placed on non-accrual status. Accordingly, based upon management’s evaluation of the status of the bankruptcy proceedings and workout negotiations, as well as the support of the guarantors, the Company determined to allocate a $500,000 specific reserve to this loan as of March 31, 2010.

The Company is currently in workout negotiations with the borrower and numerous similarly-situated lenders which, if successful, would result in the borrower emerging from bankruptcy protection and fully securing its outstanding obligations to us.

The Company’s June 30, 2010 Form 10-Q includes, and its future filings will include, under the caption “Loan Portfolio Performance” the disclosures requested by the staff relating to the referenced commercial lending relationship.

*    *    *

As requested by the Commission, the Company acknowledges that:

•	Tower Bancorp, Inc. is responsible for the adequacy and accuracy of the disclosure in the filings noted above;

•

Securities and Exchange Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings noted above; and

•	Tower Bancorp, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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August 11, 2010

If you have any questions or require any additional information, please contact the undersigned at (717)724-4618 at your convenience.

Sincerely,

/s/ Mark S. Merrill
Mark S. Merrill
Executive Vice President
Chief Financial Officer

cc:	Benjamin Phippen
Andrew S. Samuel
Carl D. Lundblad, Esq.

United States Securities and Exchange Commission

August 11, 2010

Exhibit 1

ADDITIONAL DISCLOSURE TO BE INCLUDED IN THE “FINANCIAL CONDITION”

SECTION OF MANAGEMENT’S DISCUSSION AND ANALYSIS

Lending Activities

Our principal lending activity has been the origination of business and commercial real estate loans, commercial and industrial loans, and personal consumer loans to customers located within our primary market areas. We generally release the servicing rights on residential mortgage loans that we sell which results in additional gains on sale. We also originate and retain in our lending portfolio various types of home equity and consumer loan products.

Commercial Lending

Our commercial loan portfolio includes business term loans and lines of credit issued to small and medium size companies in our market areas, some of which are secured in part by additional owner occupied real estate. Additionally, we make secured and unsecured commercial loans and extend lines of credit for the purpose of financing equipment purchases, inventory, business expansion, working capital, and other general business purposes. The terms of these loans generally range from less than 1 year to 7 years with a maximum term to not exceed 10 years, carrying a fixed interest rate or a variable interest rate indexed to LIBOR or our prime rate. It is our standard practice to issue lines of credit due on demand, accruing interest at a variable interest rate indexed to either LIBOR or our prime rate.

We originate commercial real estate loans secured predominantly by first liens on apartment complexes, office buildings, lodging facilities and industrial and warehouse properties. The maximum term that we offer for commercial real estate loans is generally not more than 10 years, with a payment schedule based on not more than a 25-year amortization schedule and a maximum loan-to-value of 80%. Our current policy with regard to these loans is to minimize our risk by emphasizing diversification of these property types.

Additionally, we offer construction and land development financing secured by the corresponding real estate and other collateral as necessary to meet our underwriting standards. Terms for construction and land development financing vary based on the depth of the project usually requiring a maximum loan-to-value ratio of 65% to 80% and a term typically ranging from twelve to thirty-six months. The construction/development loan application process includes the same criteria which are required for our permanent commercial mortgage loans, as well as a submission of completed plans, specifications, and cost estimates related to the proposed construction. We use these items as an additional basis to determine the appraised value of the subject property. The appraisal is an important component because construction loans involve additional risks related to advancing loan funds upon the security of the project under construction, which is of uncertain value prior to the completion of construction and subsequent pro-forma lease-up.

Underwriting considerations for all types of commercial lending include, but are not limited to, the borrower’s debt service capacity, an evaluation of the collateral and the strength and capacity of guarantors. Additional considerations for construction and land development financing include, without limitation, market analysis, environmental evaluations and pre-sale activities.

United States Securities and Exchange Commission

August 11, 2010

Residential Real Estate Lending

The majority of the residential mortgage loans on our balance sheet have been acquired through the merger of Tower Bancorp, Inc. and Graystone Financial Corp. We originate mortgage loans through our subsidiary, Graystone Mortgage, LLC, to enable our customers to finance owner occupied residential real estate in our primary market areas. We generally offer traditional and jumbo fixed-rate and adjustable-rate mortgage (“ARM”) products, with monthly payment options, that have maturities up to 30 years, and maximum loan amounts generally up to $750 thousand.

We generally sell newly originated conventional 15 to 30 year fixed-rate loans as well as FHA and VA loans in the secondary market to wholesale lenders, receiving a servicing released premium as a result. Our LTV requirements for residential real estate loans vary depending on the secondary market investor. Loans with LTVs in excess of 80% are required to carry private mortgage insurance. We generally originate loans that meet accepted secondary market underwriting standards.

Home Equity Lending

We offer fixed-rate, fixed-term, monthly home equity loans, and prime-based home equity lines of credit (“HELOCs”) in our market areas. We offer both fixed-rate and floating-rate home equity products in amounts generally up to 85% of the appraised value of the property (including the first mortgage) with a maximum loan amount generally up to $1 million. We offer monthly fixed-rate home equity loans and HELOCs with repayment terms generally up to 15 years. The minimum line of credit is $10 thousand and the maximum generally up to $1 million with exceptions as approved.

Consumer Loans

We offer a variety of fixed-rate installment and variable rate line-of-credit consumer loans, including direct automobile loans as well as personal secured and unsecured loans. Terms of these loans range from 6 months to 72 months and generally do not exceed $50 thousand with exceptions as approved. Secured loans are collateralized by vehicles, savings accounts, or certificates of deposit.

United States Securities and Exchange Commission

August 11, 2010

Exhibit 2

The following information presents the disclosures required by ASC 310-30-50 that were not included in the Company’s 2009 Form 10-K and March 31, 2010 Form 10-Q.

2009 Form 10-K:

The following table provides details on loans acquired through the Merger with evidence of credit quality deterioration since origination:

(Dollars in thousands)

Contractually required payments including interest	$20,311
Less: Nonaccretable difference	11,008

Cash flows expected to be collected	9,303
Less: Accretable yield	423

Fair Value of acquired loans	$8,880

During 2009, the Company noted no deterioration to this portfolio subsequent to acquisition and has, therefore, recorded no additional provision for loan losses related to this portfolio.

The following table provides activity for the accretable yield of these loans for the year ended December 31, 2009.

Year Ended December 31, 2009
Accretable yield, beginning balance	$423
Accretable yield amortized to interest income	(774)
Reclassification from non-accretable difference (1)	529

Accretable yield, end of period	$178

(1)	Reclassification from non-accretable difference represents an increase to the estimated cash flows to be collected on the underlying portfolio.

United States Securities and Exchange Commission

August 11, 2010

March 31, 2010 Form 10-Q:

The following table provides activity for the accretable yield of these loans for the quarter ended March 31, 2010.

Quarter Ended March 31, 2010
Accretable yield, beginning balance	$178
Accretable yield amortized to interest income	(111)
Reclassification from non-accretable difference (1)	493

Accretable yield, end of period	$560

(1)	Reclassification from non-accretable difference represents an increase to the estimated cash flows to be collected on the underlying portfolio.

The following table presents the outstanding principal balance and related carrying balance for loans accounted for in accordance with ASC 310-30 as of March 31, 2010 and December 31, 2009.

Loans accounted for in accordance with ASC 310-30	March 31, 2010	December 31, 2009
Outstanding principal balance	$9,611	$9,606
Outstanding carrying balance	$6,212	$6,199